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07004522

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SEC FILE NUMBER
8- 65365

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERCANTI SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 S. 6TH ST. - SUITE 3120 (No. and Street)

MINNEAPOLIS (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CYNTHIA M. JOHNSON 612-333-0130 x 224 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DIXON, HOWARD ROBERT DIXON + DAHL, LLP (Name — if individual, state last, first, middle name)

125 MAIN ST S.E. - SUITE 250 (Address) MINNEAPOLIS (City) MN (State) 55414 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/16/07

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES A. D'AQUILA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERCANTI SECURITIES, LLC, as of 12-31, 19 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Executive Officer

Title



CYNTHIA M JOHNSON
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 1-31-2010

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCANTI SECURITIES, LLC

FINANCIAL STATEMENTS
December 31, 2006 and 2005

MERCANTI SECURITIES, LLC

CONTENTS

DIXON & DAHL, LLP
certified public accountants

To the Board of Directors
Mercanti Securities, LLC
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Mercanti Securities, LLC ("the Company"), as of December 31, 2006 and 2005, and the related statement of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted this audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Mercanti Securities, LLC, at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (k) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material aspects when considered in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota
February 22, 2007

Dixon + Dahl, LLP

125 Main Street SE, Suite 250 · Minneapolis, MN 55414 · 612.676.1040 · fax 612.676.1041 · www.dixondahl.com

MERCANTI SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

	2006	2005
Cash (Note 1)	**$ 226,706**	$ 484,059
Accounts receivable, less allowance for doubtful accounts of $25,000 in 2006	**1,195,523**	-
Prepaid expenses	**6,667**	1,926
Due from parent company (Notes 1 and 2)	**384,482**	-
	$ 1,813,378	$ 485,985

LIABILITIES AND MEMBER'S EQUITY

	2006	2005
LIABILITIES:		
Due to parent company (Notes 1 and 2)	**$ 82,434**	$ 48,507
MEMBER'S EQUITY	**1,730,944**	437,478
	$ 1,813,378	$ 485,985

The accompanying notes are an integral part of the financial statements.

MERCANTI SECURITIES, LLC

STATEMENTS OF OPERATIONS
Years Ended December 31, 2006 and 2005

OPERATIONS

	2006	2004
REVENUES	$ 4,051,895	$ 1,878,760
EXPENSES (Note 2):		
Bad debt	25,000	-
Contract costs	48,390	31,453
Compensation and benefits	-	64,252
Facility expenses	75,240	56,430
Marketing and promotion	-	522
Occupancy	-	9,464
Other expenses	39,018	48,108
Total expenses	187,648	210,229
Net income from operations	3,864,247	1,668,531
OTHER INCOME:		
Interest income	7,913	2,971
Net income	$ 3,872,160	$ 1,671,502

The accompanying notes are an integral part of the financial statements.

MERCANTI SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY (Item e)
Years Ended December 31, 2006 and 2005

		2006	2005
BALANCE - Beginning of year		$ 437,478	$ 363,166
Add :	Net income	3,872,160	1,671,502
	Distributions	(2,578,694)	(1,597,190)
BALANCE - End of year		$ 1,730,944	$ 437,478

The accompanying notes are an integral part of the financial statements.

MERCANTI SECURITIES, LLC

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,872,160	$ 1,671,502
Adjustments to reconcile net income to net cash used by operating activities -		
(Increase) decrease in current assets:		
Accounts receivable	(1,195,523)	311,125
Prepaid expenses	(4,741)	(1,926)
Cash provided by operating activities	2,671,896	1,980,701
CASH FLOWS FROM INVESTING ACTIVITIES:		
Amount advanced to parent company	(384,482)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions	(2,578,694)	(1,597,190)
Increase (decrease) in amount due to parent company	33,927	(523,397)
Cash used by financing activities	(2,544,767)	(2,120,587)
DECREASE IN CASH	(257,353)	(139,886)
CASH AT BEGINNING OF YEAR	484,059	623,945
CASH AT END OF YEAR	$ 226,706	$ 484,059

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a) Nature of Business. Mercanti Securities, LLC ("the Company"), is a wholly owned subsidiary of Mercanti Group, LLC ("the Parent"). The Company's primary activities include the execution of transations for customers for a fee and providing customers with investment advice with respect to securities. The company provides these services through a group of brokers located at the Parent locations. At December 31, 2006, the Parent maintained offices in Minneapolis, Minnesota and Los Angeles, California.

b) Use of Estimates. The preparation of financial statements in conformity with accounting princoples generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents. For purposes of reporting the statement of cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

d) Concentration of Credit Risk. The Company had extended unsecured credit to regular customers amounting to $1,220,523 at December 31, 2006.

The Company maintains its cash balances at one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Company's uninsured cash balance totaled $126,706.

e) Allowance for Doubtful Accounts. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that will be incurred in collection of all receivables. The estimated losses are based on management's evaluation of outstanding accounts receivable at the end of the year. Allowance for bad debts was $25,000 at December 31, 2006.

f) Income Taxes. The Company is not a taxpaying entity for federal income tax purposes, and thus no provision for income taxes has been recognized. Income of the Company is passed through to its Parent member, Mercanti Group, LLC, which then passes its income through to the members of that entity.

2. RELATED PARTY TRANSACTIONS.

a) The Company has entered into a cost-sharing agreement with its Parent company to share expenses on office space, equipment, and services based on estimated usage. For the first three months of 2005, fifty percent of costs of the Parent were allocated to the Company for compensation and benefits, marketing and promotion, occupancy, and other expenses, with the exception of travel costs. Beginning April 1, 2005, the company revised its cost-sharing agreement with the Parent company, whereby the Company is paying $6,270 per month to cover its portion of shared costs. These payments are included on the statement of operations as "facility expenses." The Company will still be responsible for its own direct expenses.

b) At December 31, 2006 and 2005, the Company owed the Parent company $82.434 and $48,507, respectively, an amount which represents reimbursement for shared costs.

c) At December 31, 2006, the Parent company owed the Company $384,482 for receipts made directly to the Parent's company bank account.

3. MAJOR CUSTOMER.

More than fifty percent of all sales for the year 2006 were to one customer.

4. NET CAPITAL REQUIREMENTS.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minumum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is required to have a minimum net capital of $5,000. At December 31, 2006, net capital was in excess of the required minimum net capital by $1,334,794.

MERCANTI SECURITIES, LLC

SUPPLEMENTAL SCHEDULES
December 31, 2006 and 2005

MERCANTI SECURITIES, LLC

COMPUTATION OF NET CAPITAL (Item g)
Year Ended December 31, 2006

TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	1,730,944
Deduct: Nonallowable assets -		
Prepaid expenses		(6,667)
Amount due from parent company		(384,483)
NET CAPITAL	$	1,339,794
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Alternate calculation -		
Firm's aggregate indebtedness	$	82,434
		X 6.67 %
	$	5,498

FINDINGS

No findings were noted to indicate material inadequacies at December 31, 2006.

MERCANTI SECURITIES, LLC

RECONCILATION (Item k)
December 31, 2006 and 2005

The only difference between the audited computation of net capital and the broker-dealer's Unaudited Part IIA is that the audited computation shows the $25,000 allowance for doubtful accounts as an expense in 2006 and the Unaudited Part IIA showed the $25,000 as a reconciling item. The net capital at December 31, 2006, remains the same in both calculations.

END